FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2006

Commission File Number: 333-13580

Teléfonos de México, S.A. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELMEX ANNOUNCES AMENDMENTS OF ITS BYLAWS

Mexico City, December 5, 2006. Teléfonos de Mexico, S.A.B. de C.V. (TELMEX) (BMV: TELMEX; NYSE: TMX; NASDAQ: TFONY; LATIBEX: XTMXL) announced that at its Extraordinary Shareholders' Meeting held today, based on the requirements established in the current Mexican Securities Law, approved to amend its bylaws mainly to adjust the integration, organization and operation of its corporate bodies. In this regard, several resolutions derived from or related to the approved reforms were adopted, in accordance with the exchange of shares that should be made, the powers granted by the Company before this Meeting was held, the operation of the Board of Directors under its current structure, the operation of the Corporate Practices Committee and the Audit Committee under their current structure, the appointment and ratification of the President of the Corporate Practices Committee and the President of the Audit Committee and the revocation of the appointments of the Statutory Auditor and the Alternate Statutory Auditor of the Company; as well as to adjust the clause corresponding to the Company's legal name to Teléfonos de México, Sociedad Anónima Bursátil de Capital Variable or its abbreviation S.A.B. de C.V.

TELMEX is the leading telecommunications company in Mexico. TELMEX and its subsidiaries provide a wide range of telecommunications services, data and video transmission and Internet access, as well as integrated telecommunications solutions to its corporate customers. Additionally, it offers telecommunications services through its international subsidiaries in Argentina, Brazil, Chile, Colombia and Peru. More information about TELMEX can be accessed on the Internet at www.telmex.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2006.	TELÉFONOS DE MÉXICO, S.A. DE C.V. By: /s/__________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Teléfonos de México, S.A. de C.V. - TELMEX ANNOUNCES AMENDMENTS OF ITS BYLAWS.